Mail Stop 4561

      July 25, 2006

R. Jordan Greenhall
Chief Executive Officer and Chairman
DivX, Inc.
4780 Eastgate Mall
San Diego, California 92121

Re:  	DivX, Inc.
	Amendment No. 2 to Form S-1
	Filed on July 10, 2006
	File No. 333-133855

Dear Mr. Greenhall:

      We have reviewed your amended filing and have the following comments. Please note that all references to prior comments relate to our prior letter dated June 30, 2006.

General

1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please be advised that comments relating to the confidential treatment request must be resolved before we can act favorably upon a request for effectiveness of the registration statement.

Exhibits

3. We note that you intend to file certain exhibits by amendment.
Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.

4. Please refer to prior comment 6. Pursuant to our oral conversations concerning disclosure relating to the Philips agreement, we were unable to locate a discussion of the specific minimum guarantees under that agreement. Consistent with our prior oral discussions, please disclose the minimum guaranteed volume levels under the Philips agreement.

 	You may contact Kari Jin at 202-551-3481 or Thomas Ferraro at 202-551-3225, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact Anne Nguyen, Special Counsel, at
202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  858-550-6420
      Steven M. Przesmicki, Esq.
      Jason L. Kent, Esq.
      Cooley Godward LLP





R. Jordan Greenhall
DivX, Inc.
July 25, 2006
Page 2